CUSIP No. N08044-10-4                                          Page 1 of 5 Pages
         -----------

                                                      OMB APPROVAL
                                             OMB Number:             3235-0145
                                             Expires:        December 31, 1997
                                             Estimated average burden
                                             hours per response..........14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                                Baan Company N.V.
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Shares
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   N08044-10-4
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)

CUSIP NO.  N08044-10-4                  13G                   PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------
(1)          NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Baan Investment B.V.
--------------------------------------------------------------------------------
(2)          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)   [ ]
                                                   (b)   [X]
--------------------------------------------------------------------------------
(3)          SEC USE ONLY


--------------------------------------------------------------------------------
(4)          CITIZENSHIP OR PLACE OF ORGANIZATION

             The Netherlands
--------------------------------------------------------------------------------
                                          SOLE VOTING POWER

          NUMBER OF                       0
           SHARES              (5)
                             ---------------------------------------------------
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
         PERSON WITH
                                          SHARED VOTING POWER

                               (6)        75,577,960
                             ---------------------------------------------------
                                          SOLE DISPOSITIVE POWER

                               (7)        0
                             ---------------------------------------------------
                                          SHARED DISPOSITIVE POWER

                               (8)        75,577,960
--------------------------------------------------------------------------------
(9)          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

             75,577,960
--------------------------------------------------------------------------------
(10)         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*


--------------------------------------------------------------------------------
(11)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             39.02%
--------------------------------------------------------------------------------
(12)         TYPE OF REPORTING PERSON*

             00
--------------------------------------------------------------------------------


                       *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. N08044-10-4                                          Page 3 of 5 Pages


ITEM 1.
         (a)      Name of Issuer

                  BAAN COMPANY N.V.

         (b)      Address of Issuer's Principal Executive Offices

                  BARON VAN NAGELLSTRAAT 89
                  3371 LK BARNEVELD
                  P.O. BOX 143
                  3770 AC BARNEVELD
                  THE NETHERLANDS

ITEM 2.
         (a)      Name of Person Filing

                  BAAN INVESTMENT B.V.

         (b)      Address of Principal Business Office or, if none, Residence

                  BARON VAN NAGELLSTRAAT 89
                  3371 LK BARNEVELD
                  P.O. BOX 143
                  3770 AC BARNEVELD
                  THE NETHERLANDS

         (c)      Citizenship

                  A NETHERLANDS CORPORATION

         (d)      Title of Class of Securities

                  COMMON SHARES

         (e)      CUSIP Number

                  N08044-10-4

ITEM 3.

         N/A

ITEM 4.  OWNERSHIP

         (a)  Amount Beneficially Owned

              75,577,960

CUSIP No. N08044-10-4                                          Page 4 of 5 Pages

   (b)      Percent of Class

            39.02%

   (c) Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote              0

         (ii)   shared power to vote or to direct the vote            75,577,960

         (iii)  sole power to dispose or direct the disposition of    0

         (iv)   shared power to dispose or direct the disposition of  75,577,960


ITEM 5.  N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Stichting Administratiekantoor Baan Investment, a share administration foundation under the Netherlands law (the 'Share Administration Foundation'), holds all of the shares of Baan Investment B.V. ('Baan Investment') and thereby shares the power to vote the shares of Baan Investment. Oikonomos, a charitable foundation established under Netherlands law (the 'Foundation'), holds the economic interest in all of the shares of Baan Investment.

         Jan Baan (who, through Jan Baan B.V., his respective personal holding company under Netherlands law, is managing director of Baan Company N.V.) and Johan George Paulus Baan ('J.G. Paul Baan') serve as the managing directors of Baan Investment and as the directors of the Share Administration Foundation, and thereby share the power to vote the shares of Baan Investment.

         In November 1994, Jan Baan and J.G. Paul Baan established the Foundation to carry out charitable activities throughout the world. In establishing the Foundation, Jan Baan and J.G. Paul Baan desired to transfer the economic value of their indirect (through Baan Brothers B.V. ('BBB'), formerly named Baan Business B.V., formerly named Baan Barneveld Beheer B.V.) share interests in the Issuer to the Foundation while retaining effective voting control over such shares. In order to accomplish this, Messrs. Baan and Baan established or caused to be established the Foundation, Baan Investment B.V. and the Share Administration Foundation. Jan Baan and J.G. Paul Baan are the managing directors of Baan Investment B.V. and the directors of the Share Administration Foundation. Messrs. Baan and Baan transferred all of the shares in the Issuer from BBB, a company beneficially owned and controlled by them, to Baan Investment B.V. All of the shares of Baan Investment B.V. are held by the Share Administration Foundation, which therefore has the right to vote all the shares of Baan Investment B.V. In exchange for the acquisition of shares in Baan Investment B.V. by the Share Administration Foundation, the Share Administration Foundation transferred to the Foundation depositary receipts representing the economic interest in the shares of Baan Investment B.V. As a result, the Foundation now indirectly owns (through the Share Administration Foundation and Baan Investment) 100% of the economic interest in the shares of the Issuer held by Baan Investment B.V. Jan Baan and J.G. Paul Baan, as managing directors of Baan Investment B.V. and directors of the Share Administration Foundation, effectively retain voting control of these shares of the Issuer. The ability of Baan Investment B.V. to transfer the shares of the Issuer is subject to certain approval rights of Baan Brothers B.V.)

         Jan Baan and J.G. Paul Baan each beneficially own 754,644 shares which represent shares issuable upon the exercise of options that are vested and exercisable as of sixty days following December 31, 1997.

CUSIP No. N08044-10-4                                          Page 5 of 5 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  N/A

ITEM 10.
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               February 13, 1998
                                        -------------------------------
                                                    Date


                                        /s/ Paul Timmer
                                        -------------------------------
                                                 Signature


                                          Paul Timmer, General Counsel
                                        -------------------------------
                                                  Name/Title